Exhibit 99.1

Procaps Group Announces Capacity Expansion Plans in the United States with Construction of New Gummy Manufacturing Facility in Florida

New Funtrition Gummy Manufacturing Facility in Florida Slated to be Fully Operational by Q1 2023

Production Facility to Support Increased U.S. Demand of Advanced Gummy Technologies for the Global Nutraceutical Industry

Expansion Plan Expected to Double Current Capacity

MIAMI, FL, USA – February 2, 2022 – Procaps Group (NASDAQ: PROC), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced a new capacity expansion plan in the United States and Colombia for its Funtrition business through a new gummy manufacturing facility and increased manufacturing capabilities to meet rising U.S. and global demand for the Company's product development and manufacturing services of nutraceutical and specialized gummy products.

Funtrition by Procaps offers extensive expertise in the development of a differentiated line of nutraceutical gummies with unique formulations, flavors and textures. Its 20+ years of experience manufacturing high quality gummies have been created on the foundation of new oral delivery systems for vitamins, minerals and supplements.

Funtrition’s extensive capabilities help diverse companies bring innovative products to their markets faster, offering their consumers an exceptional experience, high preference, and superior adherence to different therapies. Procaps Group’s specialized facilities for the development and manufacturing of wide-ranging gummy technologies, both gelatin and plant-based, currently delivers over 100+ SKUs of unique nutraceutical products to global brands across 15 countries.

Procaps Group plans to model its new U.S. facility after its state-of-the-art gummy manufacturing plant in Bogota, Colombia with current total gummy facility capacity of 300 tons per month. Development will include a three-phase project starting with logistics, warehousing and offices scheduled to begin in Q1 2022, and packaging operations scheduled to begin in Q2 2022. The project is expected to be completed in Q4 2022, with full gummy manufacturing.

Gummy supplements alone have gained the most market share globally in relation to other non-pill formats doubling in size over the last five years1. Gummy vitamins market is estimated to rise at a CAGR of over 13% globally and 11% in North America between 2021 and 20282, gaining each time more and more relevance. The Gummy vitamins market had 657 new products launched globally in 2021, and a CAGR of 26% from 2017 to 2021, and 201 new products launched in North America in 2021, and a CAGR of 15% from 2017 to 20213.

[1]	https://www.newhope.com/market-data-and-analysis/analysts-take-gummy-supplement-sales-double-2014-2018.
[2]	Grand View Research. Gummy Market Analysis, 2021.
[3]	Mintel GNPD. Chew/Gummy Format type where Sub-Category matches Vitamins & Dietary Supplements and Date Published is within the last five complete years.

“This new facility is expected to substantially increase our capacity for the first time outside of Procaps Group’s Colombian headquarters for the manufacture of animal and plant-based nutraceutical gummies,” said Camilo Camacho, Procaps Group President. “The U.S. location will ensure redundancy in supply to the market, and position manufacturing of a wider product array closer to key current and potential new customers. The higher production capacities are expected to also be a significant addition to our global growth plans.”

“Complementing our recent West Palm Beach, Florida acquisition, the expansion of our U.S. capacity for our Funtrition business is an important step towards our commitment to meet the requirements of our growing base of U.S. customers,” said Ruben Minski, Procaps Group CEO. “Our new Inspiration Center is a critical piece in our value proposition, underscoring our commitment to deliver better health and nutrition to the world through innovative oral delivery systems. Taken together, we believe these long-term investments will further position Funtrition as a leader in extraordinary and enjoyable gummy products and position us to capture emerging growth opportunities within the space.

“This project is part of a larger plan to strengthen our global capabilities. Our capex plan also includes important automation and efficiency initiatives in our Bogota and Barranquilla pharmaceutical facilities, increases in capacity across our different locations, and the strengthening of our R&D operations,” concluded Minski.

About Procaps Group

Procaps Group, S.A. (“Procaps Group”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and more than 4,500 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

About FuntritionTM

FuntritionTM, Part of Procaps Group, is a leading provider of Contract Manufacturing and Product Development services in advanced gummy technologies for the global nutraceutical industry. Through our extensive capabilities and expertise in product development and gummy manufacturing, we help different companies bring innovative supplement products to their markets faster, offering their consumers an exceptional experience, high preference and superior adherence to different therapies and nutrition concerns. Our advanced technological gummy platforms, including gelatin and non-gelatin gummies such as agar and pectin, center-filled gummies and mixed gummy matrix, plus our proven formulation, manufacturing and regulatory expertise, has enabled us to offer end-to-end solutions and what we believe to be best-in-class support across both development and delivery of nutraceutical products. Our gummy facility is NSF, HACCP, GMP, organic and Halal certified, as well as Health Canada certified manufacturers.

To learn more about Funtrition visit www.funtrition.com

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Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated production capacity of the new US facility; expectations related to the timing and completion of our capacity expansion plans; expectations regarding Procaps Group’s capital expansion and global growth plans; and expectations related to product development capabilities. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps Group are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the new US facility , the impact of COVID-19 on Procaps Group’s business, costs related to the acquisition and integration of the new US facility, changes in applicable laws or regulations, the possibility that Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Form F-1 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps Group’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Investor Contact:
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
PROC@mzgroup.us

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